Exhibit (a)(1)(vi)

THE EUROPEAN EQUITY FUND, INC.

345 Park Avenue, New York, NY 10154

January 22, 2015

Dear Stockholder:

The European Equity Fund, Inc. (the “Fund”) is offering to repurchase up to 459,529 of its issued and outstanding shares of common stock, which is equal to approximately 5% of the Fund’s issued and outstanding shares as of January 2, 2015, for cash at a price equal to 98% of the Fund’s net asset value (“NAV”) per share as determined by the Fund on the next business day after the date the offer expires (the “Offer to Repurchase”). The Fund is making the Offer to Repurchase in connection with the Fund’s discount management program, the terms of which were announced on July 28, 2014. This program provides for one contingent tender offer during the period from August 1, 2014 through July 31, 2015 for up to 5% of the Fund’s issued and outstanding shares of common stock at a price equal to 98% of the Fund’s NAV per share if the Fund’s shares trade at an average discount to NAV of more than 10% during the applicable fifteen-week measurement period. At the conclusion of the fifteen-week measurement period that began on September 2, 2014 and ended on December 12, 2014, shares of common stock of the Fund traded at an average discount to NAV of -10.93%; therefore, the Fund is conducting this repurchase offer. The Offer to Repurchase was authorized by the Fund’s Board of Directors.

The Offer to Repurchase is explained in detail in the enclosed Offer to Repurchase and related Letter of Transmittal. If you wish to tender your shares, instructions on how to tender shares are provided in the enclosed materials. I encourage you to read these materials carefully before making any decision with respect to the Offer to Repurchase. Neither the Fund nor its Board of Directors makes any recommendation to any stockholder whether to tender any or all shares.

Please note that the Offer to Repurchase is scheduled to expire at 5:00 p.m., Eastern Time, on February 20, 2015, unless extended by the Fund. Questions regarding the Offer to Repurchase should be directed to AST Fund Solutions, LLC at (800) 884-4725.

Sincerely,

John Millette, Secretary